UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

Block G #01-00 BCA Braddell Campus, 200 Braddell Road

Singapore 579700

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Independent Director

On April 1, 2026, approved by the Board of Directors and the Nominating and Corporate Governance Committee of SIMPPLE LTD. (the “Company”), Mr. Ho Hin Yip was appointed as the independent director, as well as the chairperson of the Nominating and Corporate Governance Committee, a member of the Audit Committee and Compensation Committee of the Company, effective from April 1, 2026.

The biographical information of Mr. Ho Hin Yip is set forth below:

Since April 2012, Mr. Ho has been serving as the financial controller and joint company secretary of China Shenshan Orchard Holdings Co. Ltd (SGX: BKV) (formerly known as Dukang Distillers Holdings Limited). Since December 2012, Mr. Ho has been serving as an independent non-executive director of China Ever Grand Financial Leasing Group Co., Limited (HKEx:00379). Since November 2012, Mr. Ho has been serving as the managing director of JRK Certified Public Accountants Ltd. From October 2015 to December 2023, Mr. Ho served as an independent non-executive director of Jiyi Holdings Limited (HKEx: 01495). From August 2018 to July 2019, Mr. Ho served as an independent non-executive director of Hope Life International Holdings Limited (HKEx: 01683). From December 2014 to April 2020, Mr. Ho served as an independent non-executive director of Xinhua News Media Holdings Limited HKEx: 00309). Mr. Ho has been a practicing member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants since February 2005 and August 2005, respectively. Mr. Ho obtained a Bachelor of Business Administration in Professional Accountancy from the Chinese University of Hong Kong in 1997.

Mr. Ho does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Change of Principal Office

On April 1, 2026, the Company moved its principal place of activities to Block G #01-00 BCA Braddell Campus, 200 Braddell Road, Singapore 579700.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: April 1, 2026	By:	/s/ Kelvin Lee
	Name:	Kelvin Lee
	Title:	Executive Chairman and Director